FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
March 1, 2004

Pursuant to Rule 13a-16 or 15d-16 of
of Securities Exchange Act of 1934

OAO TATNEFT
(also known as AO TATNEFT and TATNEFT)

(Exact name of Registrant specified in its Charter)

75 Lenin Street
Almetyevsk, Tatarstan 423450
Russian Federation

(Address of principal executive offices)

               Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . . . .

               Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . X. . . No . . . . . .

OAO Tatneft issued the following press release on March 1, 2004.

March 1, 2004

Press Release

To:
U.S. Securities and Exchange Commission
New York Stock Exchange
London Stock Exchange
Frankfurt Stock Exchange
The Bank of New York

Re: Important corporate event

The Board of Directors of OAO Tatneft has resolved:

1.	To hold annual General Shareholders’ Meeting of OAO Tatneft on the results of the activities in 2003 on June 25, 2004.
2.	Venue of the meeting shall be: “Neftche” Palace of Culture, Almetyevsk.
3.	The time for the beginning of the meeting of shareholders shall be 11:00 a.m., Moscow time.
4.

To determine that the list of shareholders entitled to participate in the annual General Shareholders’ Meeting of OAO Tatneft shall be compiled on the basis of the Company’s shareholders’ register as of 8:00 a.m., on May 10, 2004.

/s/ V.I. Gorodny V.I. Gorodny Deputy General Director Head of the Property Department

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OAO TATNEFT By: /s/ Victor I. Gorodny Name: Victor I. Gorodny Title: Deputy General Director - Head of Property Department

Date: March 1, 2004